Eurand N.V
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam
The Netherlands
Phone: +31 20 673 2744

Commercial Register No. 33286876

VAT No. NL74.07.294.B.01
October 9, 2009
VIA EDGAR AND FAX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549

Attention:	Jeffrey Riedler Mail Stop 4720

Re:	Eurand Pharmaceuticals, Inc. Registration Statement on Form F-3 Filed September 28, 2009 File No. 333-162183
Dear Mr. Riedler:
     This letter is submitted on behalf of Eurand N.V. (“Eurand” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated October 7, 2009 (the “Comment Letter”). Submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).
     For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

Securities and Exchange Commission
October 9, 2009

Form F-3
Selling Shareholders, page 39
1.	It appears as if the selling shareholder may be underwriters. Please identify them as underwriters or provide a detailed analysis as to why you believe they are not underwriters.
     Response:
     We do not believe that the selling shareholders, namely the partnerships identified in footnote 3 to the selling shareholders table (the “Warburg Pincus Entities”) and Mr. Faherty, are underwriters in connection with the proposed sale of their ordinary shares pursuant to the Registration Statement.
     Section 2(a)(11) defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” In Section 612.09 of the Staff’s Compliance and Disclosure Interpretations relating to Securities Act Rules, the Staff addressed the question of whether “a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer.” The Staff articulated the factors to be considered in determining whether an offering by selling shareholders is on behalf of an issuer, stating: “Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”
     We believe that the analysis of the factors set forth below demonstrates that neither Mr. Faherty nor any of the Warburg Pincus Entities is an underwriter.
     How long have the shares been held? As explained in more detail below, most of the ordinary shares of the Company held by the selling shareholders were obtained upon conversion of the Company’s Series A preference shares. Eurand B.V., converted into the Company solely to enable a public offering. The following discussion identifies the acquisition dates based on the initial purchase of Series A preference shares of the Company or its predecessor. No additional consideration was paid with respect to shares issued upon conversion of the preference shares.
     The Warburg Pincus Entities have beneficially owned the ordinary shares of the Company and its predecessor for a considerable period of time. Of the 33,982,452 shares held by the Warburg Pincus Entities, 25,028,909 shares were acquired in December 1999, 2,029,786

Securities and Exchange Commission
October 9, 2009

shares were acquired in May 2007, and the remaining shares were acquired in between those dates, principally in 2000 and 2006. Mr. Faherty also has owned the ordinary shares of the Company and its predecessor for a considerable period of time. Of the 1,761,023 shares held by Mr. Faherty, 270,733 were acquired in December 1999, 54,147 shares were acquired in October 2000 and 1,436,093 were acquired in May 2003. The remaining 50 shares were acquired pursuant to a stock award in 2008, and should not be deemed to be offered pursuant to the Registration Statement. Each of the selling shareholders assumed the full market risk relating to ownership of their respective securities during the entire period following their initial acquisition of securities of the Company’s predecessor. The lengthy holding periods involved clearly indicate that the securities were not purchased “with a view to distribution.” Many courts have deemed a two year holding period sufficient to demonstrate that shares were not purchased with a view to their distribution. See, e.g., Ackerberg v. Johnson, 892 F. 2d 1328 (8th Cir. 1989). In addition, the recent amendments to Rule 144 shortening the required holding period from two years to one (and, in some cases to six months) also indicate that the selling shareholders’ holding periods evidence the requisite investment intent with regard to their acquisition of Company securities. Furthermore, please note that the shares acquired by the Warburg Pincus Entities in May 2007 were issued on conversion of the Company’s Series C redeemable preference shares which, in turn, were issued upon the conversion of €23,000,000 in Company debt held by the Warburg Pincus Entities and initially acquired in connection with the acquisition of the operating subsidiaries of the Company’s predecessor during the period of April 1999 to March 2001. Therefore, although the May 2007 acquisition date, by itself, provides a sufficient holding period to evidence investment intent, the investment decisions with regard to most of the securities that ultimately were converted into ordinary shares in May 2007 were made in the period from April 1999 to March 2001 when the debt was initially issued.
     What were the circumstances under which the stock was acquired? The Company is a successor to Eurand Pharmaceuticals Holding B.V. (“Eurand B.V.”, which term applies both to Eurand Pharmaceutical Holdings B.V. and, following a name change in 2001, Eurand B.V.). During 1999, the Warburg Pincus Entities and Mr. Faherty acquired, in part through certain acquisition vehicles, entities operating the drug delivery business of American Home Products Corporation (now part of Wyeth). Upon consummation of the transactions in December 1999, the Warburg Pincus Entities and Mr. Faherty contributed their interests in the acquisition vehicles and the operating entities in exchange for Series A preference shares of Eurand B.V. As a result of this exchange and related arrangements between the Warburg Pincus Entities and Mr. Faherty, the Warburg Pincus Entities acquired 25,028,909 Series A Preference shares of Eurand B.V., and Mr. Faherty acquired 270,733 Series A preference shares of Eurand B.V. The Warburg Pincus entities acquired 5,325,444 shares of Eurand B.V. Series A preference shares and Mr. Faherty acquired 54,147 shares of Eurand B.V. Series A preference shares via a stock dividend in October 2000. Mr. Faherty acquired 1,436,093 additional ordinary shares in May 2003 upon exercise of stock options issued to him under Eurand B.V.’s employee stock option plan. On November 30, 2006, Eurand B.V. converted from a Dutch B.V. (a private company with limited liability) to the Company, a Dutch N.V. (a public company with limited liability). This

Securities and Exchange Commission
October 9, 2009

conversion was made to facilitate a public offering by the Company. The selling shareholders continued to own the same amounts of Series A preference shares in the Company as they did in Eurand B.V. and accordingly maintained the same proportionate equity ownership in the Company as they had in Eurand B.V. As noted above, the 2,029,786 shares acquired by the Warburg Pincus Entities in May 2007 were issued on conversion of Series C preference shares which, in turn, were issued upon the conversion of €23,000,000 in Company debt held by the Warburg Pincus Entities and initially acquired in connection with the acquisition of the Eurand drug delivery business in 1999. The circumstances relating to the share acquisitions described above underscore the investment intent underlying the acquisition of Company securities by the selling shareholders. Full consideration for the shares was paid at the time the shares were acquired, there was no discount (as is typical in an underwritten transaction) and the selling shareholders assumed the full market risk of their investment.
     What is the selling shareholders’ relationship to the issuer? The Warburg Pincus Entities and Mr. Faherty have been shareholders of Eurand B.V. since December 1999. As described in detail above, their respective investments have been at risk for a number of years, including the period of time prior to the establishment of a public trading market for the Company’s securities in May 2007. The selling shareholders’ activities following their initial investment in Eurand B.V. have been focused on the operations of the Company’s business, namely the development, manufacture and commercialization of enhanced pharmaceutical and biopharmaceutical products. Mr. Faherty has been the chief executive officer of the Company and its predecessor, Eurand B.V., since December 1999, and he also directed the Company’s business while it was owned by American Home Products Corporation (now part of Wyeth) since 1994. The Warburg Pincus Entities, through their majority shareholding in the Company, designated the majority of the directors prior to the Company’s initial public offering and currently designate two of the Company’s six directors. The Warburg Pincus Entities’ actions have been consistent with those of a long-term significant investor. Moreover, each of the selling shareholders is acting on its own behalf in connection with the registration of ordinary shares of the Company.
     How many shares are being sold by the selling shareholders? The Warburg Pincus Entities are selling 6,000,000 ordinary shares, and Mr. Faherty is selling 500,000 ordinary shares in the offering (exclusive of 1,275,000 shares subject to the over-allotment option). These shares constitute approximately 14.2% of the Company’s ordinary shares currently outstanding. While not insignificant, the number of shares proposed to be sold will not affect the Warburg Pincus Entities’ continued majority ownership of the Company, nor Mr. Faherty’s continued role as the Company’s principal executive officer. In addition, the amount being sold is well below what we understand to be a 30% test typically used by the Staff in determining whether a secondary offering should be recharacterized as a primary offering. Moreover, it is important to consider that the selling shareholders have owned the shares being offered for a considerable period of time. Especially in the context of the significant holding period involved, the quantity of shares being sold does not suggest an offering on behalf of the issuer. Our conclusions would not be affected if the underwriters exercised their over-allotment option. We also note that the Company will be issuing and selling 2,000,000 of its own shares in the offering.

Securities and Exchange Commission
October 9, 2009

     Are the selling shareholders in the business of underwriting securities ? Mr. Faherty’s full time position is, and has been for many years, chief executive officer of the Company. He is not now, and never has been engaged in the business of selling securities. The Warburg Pincus Entities primarily are in the business of investing in companies across a broad range of sectors, including healthcare, energy, media, telecommunications, and business services. Although the Warburg Pincus Entities have at times acquired securities of publicly listed companies and sold them at a later date, such sales have been consistent with the investment orientation of their operations and do not constitute underwriting activities. The Warburg Pincus Entities are affiliated with a broker-dealer, but they are not broker-dealers. In this regard, the Warburg Pincus Entities have advised us that they acquired shares of the Company or Eurand B.V. in the ordinary course of their business, and at the time of such purchases had no agreements or understandings, directly or indirectly, with any person to distribute Company or Eurand B.V. securities.
     Are the selling shareholders acting as a conduit of the issuer? We believe that the foregoing discussion clearly indicates that, under all the circumstances, the selling shareholders are not conduits of the issuer. In addition to the discussion set forth above, we also note that the Company will not receive any proceeds, either directly or indirectly, from the sale of the shares of common stock by the selling stockholders. Moreover, because the Company is eligible to file on Form F-3 with respect to the sale of its own shares, it has no incentive whatsoever to utilize the selling shareholders as a conduit to sell its securities, and, in fact, is selling 2,000,000 shares in the offering.
     Finally, we note that the underwriters named in the registration statement will be the intermediaries who will purchase the Company’s ordinary shares from the selling shareholders with a view to the distribution of those securities. Therefore, the Registration Statement appropriately will name the only underwriters involved in the offering of shares pursuant to the Registration Statement.
Legal Matters, page 54
2.	Please file the legal opinion provided by Morgan, Lewis & Bockius LLP as an exhibit to your registration statement. Please note we will not be in a position to act on a request for acceleration of the filing until this legal opinion has been filed.
     Response:
     The Company acknowledges the Staff’s comment and has revised its disclosure in the “Legal Matters” section of Amendment No. 1 to clarify that only NautaDutilh N.V. is rendering the Exhibit 5 opinion with respect to shares issued and sold by the Company and sold by the

Securities and Exchange Commission
October 9, 2009

selling shareholders. Accordingly, the Company has revised its disclosure in Amendment No. 1 on page 54 as follows:
     “NautaDutilh N.V., Amsterdam, The Netherlands, will pass on the validity of the ordinary shares offered by this prospectus for us and the selling shareholders, with respect to the laws of The Netherlands. We have been represented with respect to certain United States laws by Morgan, Lewis & Bockius LLP, Princeton, New Jersey. The underwriters have been represented with respect to certain United States laws by Cravath, Swaine & Moore LLP, New York, New York.”
* * *

Securities and Exchange Commission
October 9, 2009

     The Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated . authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (267) 759-9322.

Sincerely,
/s/ Manya Deehr
Manya Deehr
Chief Legal Officer

cc:	Andrew P. Gilbert, Esq., Morgan, Lewis & Bockius LLP Fax: (609) 919-6701